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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)(1)

MANHATTAN ASSOCIATES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

562750 10 9

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 562750 10 9

1.	Name of Reporting Person: Deepak Raghavan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Resident

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 759,154(1)(2)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 759,154(1)(2)

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 807,693(1)(2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.8%

12.	Type of Reporting Person: IN

(1) Includes 10,000 shares subject to stock options which are fully exercisable.
(2) Includes 649,093 shares held by a limited partnership controlled by Mr. Raghavan, the 99% limited partnership interest of which is owned by a trust for the benefit of Mr. Raghavan's descendants and 6,000 shares held by Mr. Raghavan for the benefit of his minor child. Mr. Raghavan disclaims beneficial ownership of the shares held by the limited partnership which are allocable to the interest held by the trust and the shares held for the benefit of his minor child.
(3) Includes 413 shares held by Mr. Raghavan's wife and 42,126 shares held by a trust controlled by Mr. Raghavan's wife. Mr. Raghavan disclaims beneficial ownership of the shares held by his wife and the trust controlled by his wife.

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13G

Item 1.
	(a)	Name of Issuer:
Manhattan Associates, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
2300 Windy Ridge Parkway, Suite 700 Atlanta, GA 30339

Item 2.
	(a)	Name of Person Filing:
Deepak Raghavan
	(b)	Address of Principal Business Office or, if none, Residence:
c/o 2300 Windy Ridge Parkway, Suite 700 Atlanta, GA 30339
	(c)	Citizenship:
U.S. Resident
	(d)	Title of Class of Securities:
Common Stock, $.01 par value per share
	(e)	CUSIP Number:
562750 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
807,693(1)(2)(3)
(b) Percent of class:
2.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
759,154(1)(2)
(ii) Shared power to vote or to direct the vote:
-0-
(iii) Sole power to dispose or to direct the disposition of:
759,154(1)(2)
(iv) Shared power to dispose or to direct the disposition of:
-0-

(1) Includes 10,000 shares subject to stock options which are fully exercisable.
(2) Includes 649,093 shares held by a limited partnership controlled by Mr. Raghavan, the 99% limited partnership interest of which is owned by a trust for the benefit of Mr. Raghavan's descendants and 6,000 shares held by Mr. Raghavan for the benefit of his minor child. Mr. Raghavan disclaims beneficial ownership of the shares held by the limited partnership which are allocable to the interest held by the trust and the shares held for the benefit of his minor child.
(3) Includes 413 shares held by Mr. Raghavan's wife and 42,126 shares held by a trust controlled by Mr. Raghavan's wife. Mr. Raghavan disclaims beneficial ownership of the shares held by his wife and the trust controlled by his wife.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

By:	/s/ Deepak Raghavan
Name:	Deepak Raghavan

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